ALLIED GOLD LIMITED
ACN 104 855 067

28th November 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

ALLIED INCREASES SIMBERI OXIDE GOLD RESOURCE BY A FURTHER 204,000 OUNCES

HIGHLIGHTS

- **Allied Gold Limited is pleased to announce further continued exploration success at the Simberi Gold Project.**
- **An additional 204,000 ounces in oxide gold resources at the Pigiput Ridge has been defined including new discoveries at Pigiput East. (This follows on from the recently announced Resource expansion at Sorowar dated 24/10/08).**

  The mineralisation remains open.
- **This additional 204,000 ounces now brings the total Simberi gold resources including Inferred, Indicated, and Measured for all material types to approximately 3.2 million ounces, an increase of 815,000 ounces for the year.**
- **A new reserve upgrade of the Pigiput & Sorowar oxide resources is due by first quarter of 2009.**

Simberi Resource Upgrade

Pigiput East

Assay results from exploration drilling carried out at Pigiput East have been used to prepare a new resource estimate for the Pigiput Ridge area. The Pigiput East mineralisation was discovered in late 2007 from surface bench sampling that was carried out approximately 200 metres to the north east of the existing Pigiput Oxide deposit. The sampling defined anomalous gold mineralisation in surface soils that included 55m at 1.66g/t gold and 45m at 3.42g/t gold from channel sampling.

Drilling at Pigiput East commenced in late March this year and a total of 56 combined reverse circulation (RC) and diamond cored holes for 6,182 meters was completed and used in the new resource estimate. This consisted of 48 RC holes for a total of 5,107m, and 8 diamond cored holes for a total of 1,075m. Note however, that sulphide material was excluded from the resource estimate and only gold mineralisation in oxide material has been estimated. The sulphide mineralisation is currently the subject of additional infill and extensional drilling that will be completed mid 2009 and followed by a new resource estimate. The location of the 2008 drillholes are shown figure 1, and two cross sections (figures 2 & 3) below illustrate the depth of oxidation and gold intercepts. Note that oxide mineralisation intersected in holes over the sulphide target at Pigiput North (figure 1) has been included in the resource estimate.

Historical drilling at Pigiput carried out by previous JV partners Kennecott-Niugini Mining-Nord Pacific, commenced in 1985 and the first hole, P001 intersected 5m at 146g/t gold from 191m in sulphide material. Subsequent drilling by the JV totalled 23,992m from 176 RC and diamond cored holes and defined a total Inferred, Indicated and Measured resource of 530 ounces of gold in 6.2Mt of combined oxide and sulphide material types at a grade of 2.7g/t. Gold mineralisation in oxide material type made up the minor part of the estimate and the oxide component of that resource estimate was approximately 89,000 ounces of Inferred, Indicated and Measured, in 3.0Mt at 0.93g/t gold. The current Simberi mining operations are scheduled to mine approximately 22,000 reserve ounces (proved 15Kozs and Probable 7Kozs) from 0.530Mt of ore grading 1.30g/t gold.



ALLIED GOLD LTD
SIMBERI GOLD PROJECT - PIGIPUT
Drillholes 2008
N
125m
209,250 mN
209,000 mN
208,750 mN
44,250 mE
44,500 mE
44,750 mE
SULPHIDE TARGET
PIGIPUT NORTH
SDH011
RC1569
RC1570
RC1574
RC1573DD
RC1575
RC1571
RC1572DD
RC1568DD
Sulphide Ore Outline @ 75m RL
RC1549DD
RC1550DD
Pigiput Pit Design
A
A'
B
B"
RC1646
RC1565
RC1644
RC1566
RC1654
RC1555
SDH010
RC1651
RC1645
RC1653
RC1643
RC1556
RC1636
RC1635
RC1637
RC1548
RC1647
RC1564
RC1741
RC1557
RC1743
SDH009
RC1638
RC1551
RC1642
RC1648
RC1563
RC1558
RC1742
RC1641
RC1562
RC1640
RC1649
RC1650
RC1559
RC1740
RC1553
RC1560
RC1639
RC1567
RC1652
RC1561
RC1554
OXIDE TARGET
PIGIPUT EAST
RC1552
Existing Pigiput Pit Outline
Sulphide Ore Outline @ 75m RL
2008 Drillhole Collars

Figure 1. Pigiput East drill holes 2008


PIGIPUT EAST SCHEMATIC SECTION
44550mE
N
A
A'
300RL
200RL
100RL
OXIDE
SULPHIDE
50m
Au assay hits > 0.5 g/t
209000N
208900N
208800N

Figure 2. Pigiput East cross section 44550E


PIGIPUT EAST SCHEMATIC SECTION
44675mE
N
B
B'
200RL
100RL
OXIDE
SULPHIDE
50m
Au assay hits > 0.5 g/t
209200N
209100N
209000N
208900N
208800N

Figure 3. Pigiput East cross section 44675E

This current resource estimate has resulted in an additional 204,000 Inferred and, indicated gold ounces, and this new estimate is compared with the previous estimate in table 1 below.

PIGIPUT OXIDE RESOURCE ESTIMATE NOVEMBER 2008

	2003			November 2008		
Domain	**Mt**	**Au g/t**	**Koz**	**Mt**	**Au g/t**	**Koz**
Measured	0.47	1.21	18			
Indicated	1.00	0.87	28	8.38	1.00	268
Inferred	1.49	0.90	43	0.89	0.86	25
Total	**2.96**	**0.94**	**89**	**9.27**	**0.98**	**293**

Table 1 Pigiput resources above 0.5g/t gold, current estimate compared to 2003 estimate

With the resource increase at Pigiput, the total Simberi resource estimate now stands at approximately 3.2 million ounces of gold in combined Inferred, Indicated and Measured material, an increase of 0.2 million ounces over the previous October 2008 estimate (Table 2).

The Pigiput East drilling program did not extend to some areas due to access restrictions associated with steep topography. Mineralisation in these areas is still untested. However, as the Pigiput pit is developed, access to these steep areas will become available and further oxide and sulphide definition drilling will be carried out.

This current increase in oxide resources at Pigiput in conjunction with recent additional oxide resources at Sorowar (73Kozs Inferred, Indicated and Measured) that were released to the market on 24th October, and pending reserve estimations to be carried out will add to the current project oxide mine life.

SIMBERI TOTAL MINERAL RESOURCES NOVEMBER 2008 - Above 0.5g/t Au f

Simberi	Measured			Indicated			Inferred			All Categories		
Material all Deposits	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	9.64	1.36	421	17.88	1.04	596	8.05	1.09	282	35.56	1.14	1299
Transitional	0.56	1.18	21	1.43	1.20	55	0.68	1.07	23	2.67	1.16	100
Sulphide	1.31	0.93	39	5.67	0.90	163	40.15	1.24	1602	47.12	1.19	1805
Total Resource	**11.50**	**1.30**	**482**	**24.98**	**1.01**	**814**	**48.88**	**1.21**	**1908**	**85.36**	**1.17**	**3204**

Table 2 Total Simberi gold resources by material type

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc. M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears

The information in this Stock Exchange Announcement that relates to Mineral Resources estimates for Sorowar, Pigiput Bekou and Pigicow has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

UPDATE ON GOLD PRODUCTION

Over the month of July, a number of the above initiatives have begun, in particular the procurement of two additional excavators to site and the placement of orders for additional mining equipment. This has enabled an immediate improvement in the overall mining throughput with an approximate 105,000 tonnes being milled for July.

Metallurgical results continue to be pleasing with average gold recovery exceeding 90% during July at an average grade in excess of 1.5g/t. Gold production for the month was approximately 4,824 ounces.

On a number of occasions during July, the plant has achieved current nameplate capacity of 2.2mtpa on an annualised basis as management continue to monitor and trial various production methodologies during this ramp up phase.

Allied Gold is confident that improvements in average throughput will be achieved over the September quarter.

Yours faithfully

Peter Torre
Company Secretary